------                                                           OMB APPROVAL
FORM 4                                                           ------------
------                                                     OMB NUMBER: 3235-0287
                                                       EXPIRES: JANUARY 31, 2005
                                                       Estimated average burden
                                                       hours per response... 0.5


                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          Washington, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction(b).                             Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
| 1. Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |6. Relationship of Reporting Person(s)|
|   BAPEF Investments XII Ltd.               |           Vsource, Inc. (VSRC)               |   to Issuer (Check all applicable)   |
|--------------------------------------------|----------------------------------------------|                                      |
| (Last)          (First)          (Middle)  | 3. IRS Identification   | 4.  Statement For  |  [ ] Director      [X] 10% Owner     |
|                                            |    Number of Reporting  |     Month/Year     |  [ ] Officer (give [ ] Other (Specify|
|                                            |    Person, if an Entity |                    |      title             below)        |
|  POB 431                                   |    (Voluntary)          |   February 2002    |      below)                          |
|  13-15 Victoria Road                       |                         |                    |                                      |
|--------------------------------------------|                         |--------------------|--------------------------------------|
|                (Street)                    |                         | 5. If Amendment,   |7. Individual or Joint/Group Filing   |
|                                            |                         |    Date of Original|   (Check applicable line)            |
|  St. Peter Port, Guernsey GY1 3ZD,         |                         |    (Month/Year)    |   [ ] Form Filed by One              |
|            Channel Islands                 |                         |                    |       Reporting Person               |
|--------------------------------------------|----------------------------------------------|   [X] Form Filed by More Than        |
| (City)           (State)           (Zip)   |                                              |       One Reporting Person           |
|                                            |                                              |                                      |
|----------------------------------------------------------------------------------------------------------------------------------|
|                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED                         |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security |2. Transaction     |3. Transac-   |4. Securities Acquired (A) | 5. Amount of Se-   |6. Owner-    |7. Nature |
|   (Instr. 3)        |   Date            |   tion Code  |   or Disposed of (D)      |    curities Benefi-|   ship      |   of In- |
|                     |   (Month/Day/     |   (Instr. 8) |                           |    cially Owned at |   Form:     |   direct |
|                     |   Year)           |              |                           |    End of Month    |   Direct    |   Benefi-|
|                     |                   |              |   (Instr. 3, 4 and 5)     |    (Instr. 3 and 4)|   (D) or    |   cial   |
|                     |                   |--------------|---------------------------|                    |   Indirect  |   Owner- |
|                     |                   | Code  |  V   |    Amount  | (A) or| Price|                    |   (I)       |   ship   |
|                     |                   |       |      |            | (D)   |      |                    |   (Instr. 4)|   (Instr.|
|                     |                   |       |      |            |       |      |                    |             |   4)     |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|COMMON STOCK, par    |                   |       |      |            |       |      |                    |             |          |
|value US$0.01 per    |                   |       |      |            |       |      |                    |             |          |
|share                |    2/7/2002       |  P    |      | 243,630    |  (A)  |  (1) |    56,403,843      |    (1)      |    (1)   |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
------------------------------------------------------------------------------------------------------------------------------------

(1) See Note 1 in Attached Pages



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
|1. Title of Derivative |  2. Conver-  |3. Trans- |4. Trans- |5. Number of    | 6. Date Exer-   |7. Title and Amount |8. Price     |
|   Security            |     sion or  |   action |   action |   Derivative   |    cisable and  |   of Underlying    |   of        |
|   (Instr. 3)          |     Exercise |   Date   |   Code   |   Securities   |    Expiration   |   Securities       |   Deriv-    |
|                       |     Price of |   (Month/|   (Instr.|   Acquired (A) |    Date         |   (Instr. 3 and 4) |   ative     |
|                       |     Deriv-   |   Day/   |   8)     |   or Disposed  |    (Month/Day/  |                    |   Secur-    |
|                       |     ative    |   Year)  |          |   of (D)       |    Year)        |                    |   ity       |
|                       |     Security |          |          |   (Instr. 3,   |                 |                    |   (Instr. 5)|
|                       |              |          |          |   4, and 5)    |-----------------|--------------------|             |
|                       |              |          |          |                | Date   |Expira- |        |  Amount or|             |
|                       |              |          |----------|----------------| Exer-  |tion    | Title  |  Number of|             |
|                       |              |          | Code| V  |  (A)  |  (D)   | cisable|Date    |        |  Shares   |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
|   9.  Number of     |      10. Ownership            |   11. Nature of      |
|       Derivative    |          Form of              |       Indirect       |
|       Securities    |          Derivative           |       Beneficial     |
|       Beneficially  |          Security:            |       Ownership      |
|       Owned at End  |          Direct (D)           |       (Instr. 4)     |
|       of Month      |          or Indirect (I)      |                      |
|       (Instr. 4)    |          (Instr. 4)           |                      |
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
------------------------------------------------------------------------------
Explanation of Responses:
                                                                                           See Attached Pages           May 21, 2002
Reminder: Report on a separate line for each class of securities beneficially        --------------------------------   ------------
   owned directly or indirectly.                                                     ** Signature of Reporting Person   Date

 *  If the form is filed by more than one reporting person, see Instruction
    4(b)(v).

**  Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                 ATTACHED PAGES

Item 1:                    BAPEF Investments XII, Ltd.
                           P.O. Box 431, 13-15, Victoria Road
                           St. Peter Port, Guernsey GY1 3ZD, Channel Islands

Item 2:                    Vsource, Inc. (VSRC)

Item 4:                    February 2002
--------------------------------------------------------------------------------

Instruction 4(b)(v) list of other Reporting Persons:

         This statement is being filed by BAPEF Investments XII, Ltd. ("BAPEF XII"), Baring Asia Private Equity Fund LP1 ("LP1"), Baring Asia Private Equity Funds LP2 ("LP2"), Baring Asia Private Equity Funds LP3 ("LP3"), Baring Asia Private Equity Funds LP4 ("LP4"), BAPEF Co-Investment LP ("Co-Investment" and, together with LP1, LP2, LP3 and LP4 the "Investors"), BAPEF Advisers LP ("BAPEF Advisers") and Baring Asia (GP) Limited ("Baring Asia" and, together with BAPEF XII, the Investors and BAPEF Advisers, the "Filing Persons"). The principal business office for each filing person is P.O. Box 431, 13-15, Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands.

(1)      COMMON STOCK

         As of February 28, 2002, BAPEF XII beneficially owned 56,403,843 shares of Common Stock of Vsource, Inc. ("Vsource"). This figure consists of (a) 3,083,188 shares of Common Stock held directly (b) approximately 10,681,354 shares of Common Stock which indirectly underlie a US$1 million note Series A Note, as discussed below and as reported by the Filing Persons in Form 3 filed on December 28, 2001 (the "Form 3"), (c) approximately 21,652,516 shares of Common Stock which indirectly underlie a US$2,147,357 Series B-1 Note, as discussed in Note 2, below, (d) 10,250,000 shares underlying a Series B Warrant, as discussed in Note 3, below, and as reported by the Filing Persons in its Form 3, and (e) 10,736,785 shares of Common Stock underlying a Series B-1 Warrant, as discussed further in Note 3, below, the 56,403,843 Common Shares can be further described as follows:

         COMMON STOCK HELD DIRECTLY. BAPEF XII holds directly 3,083,188 shares of Vsource Common Stock. This amount consists of the following:

         On December 15, 2001, the Filing Persons acquired 722,493 shares of Common Stock of Vsource pursuant to a distribution of Vsource Common Stock by NetCel360 Holdings Limited ("NetCel360") to its direct shareholders. These shares were part of the 2,774,213 shares (the "First Tranche Shares") of Common Stock received by NetCel360 as the first tranche of consideration for the sale of NetCel360's assets to Vsource under an Acquisition Agreement dated as of May 24, 2001, as amended. The 722,793 shares were distributed to BAPEF XII as a direct shareholder of NetCel360.

         On December 18, 2001, the Filing Persons acquired 2,117,065 shares of Vsource Common Stock pursuant to Vsource's discharge of its obligations pursuant to a US$2.25 million loan (the "Bridge Loan") incurred under the Amended and Restated Bridge Loan Agreement dated May 24, 2001, as amended on June 22, 2001 (the "Bridge Loan Agreement"). Under the terms of the Bridge Loan Agreement, Vsource was entitled to repay in full all principal and interest outstanding under the Bridge Loan by delivering shares of Common Stock to the Bridge Loan lenders at a conversion rate of $0.20 per share. Vsource assumed the rights and obligations of NetCel360 under the Bridge Loan Agreement as part of the acquisition of NetCel360 assets pursuant to the Acquisition Agreement. The Filing Persons therefore acquired the 2,117,065 shares of Vsource Common Stock in discharge of its Bridge Loan in the principal amount of US$409,920.

         On February 7, 2002, BAPEF XII acquired an additional 243,640 shares of Vsource Common Stock pursuant to a distribution of Vsource Common Stock by NetCel360 to its direct shareholders. These shares were the remaining consideration due under the Acquisition Agreement (the "Second Tranche Shares").

         LP1 directly owns approximately 12.3% of BAPEF XII and may therefore be deemed to own beneficially and indirectly 29,956 of the 243,640 Second Tranche Shares acquired by BAPEF XII. LP1 disclaims beneficial ownership of the securities reported herein.

         LP2 directly owns approximately 58.1% of BAPEF XII and may therefore be deemed to own beneficially and indirectly 141,471 of the 243,640 Second Tranche Shares acquired by BAPEF XII. LP2 disclaims beneficial ownership of the securities reported herein.

         LP3 directly owns approximately 16.4% of BAPEF XII and may therefore be deemed to own beneficially and indirectly 39,941 of the 243,640 Second Tranche Shares acquired by BAPEF XII. LP3 disclaims beneficial ownership of the securities reported herein.

         LP4 directly owns approximately 12.5% of BAPEF XII and may therefore be deemed to own beneficially and indirectly 30,395 of the 243,640 Second Tranche Shares acquired by BAPEF XII. LP4 disclaims beneficial ownership of the securities reported herein.

         Co-Investment directly owns approximately 0.8% of BAPEF XII and may therefore be deemed to own beneficially and indirectly 1,877 of the 243,640 Second Tranche Shares acquired by BAPEF XII. Co-Investment disclaims beneficial ownership of the securities reported herein.

         BAPEF Advisers is the general partner of each of the Investors and may therefore be deemed to own beneficially and indirectly in the aggregate 243,640 Second Tranche Shares through the Investors' holdings in BAPEF XII, which directly owns 243,640 shares of Common Stock acquired as Second Tranche Shares. BAPEF Advisers disclaims beneficial ownership of the securities reported herein.

         Baring Asia is the general partner of BAPEF Advisers, which is general partner of each of the Investors and may therefore be deemed to own beneficially and indirectly in the aggregate 243,640 Second Tranche Shares through the Investors' holdings in BAPEF XII, which directly owns 243, 640 shares of Common Stock acquired as Second Tranche Shares. Baring Asia disclaims beneficial ownership of the securities reported herein.

         COMMON STOCK UNDERLYING THE SERIES A NOTES. On June 25, 2001, pursuant to a Convertible Note Purchase Agreement dated June 25, 2001 (the "Series A Note Purchase Agreement"), BAPEF XII purchased a Series A Convertible Promissory Note (the "Series A Note") in the principal amount of US$1,000,000.

         The Series A Notes bear interest at 10.0% per annum, compounded quarterly, and mature on June 23, 2003. At any time, BAPEF XII may elect to convert the BAPEF XII Series A Note into a number of shares of Series 3-A Preferred Stock determined by dividing the outstanding principal and interest on the BAPEF XII Series A Note by US$60. Additionally, all Series A Notes can be automatically so converted upon election of the holders of Series A Convertible Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Convertible Notes. The US$60 conversion price described above is subject to customary adjustment in the event of stock splits, dividends, recapitalizations and the like.

         By way of example, if BAPEF XII had elected to convert the BAPEF XII Series A Note on June 25, 2001, BAPEF XII would receive approximately 16,667 shares of Series 3-A Preferred Stock.

         SERIES 3-A PREFERRED STOCK. The Series 3-A Preferred Stock to be issued upon conversion of a Series A Note can initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of US$60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by US$0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Convertible Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 3-A Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by Vsource below the conversion price of the shares of Series 3-A Preferred Stock.

         By way of example, assuming (i) BAPEF XII had elected to convert the Series A Note on June 25, 2001 and received approximately 16,667 shares of Series 3-A Preferred Stock and (ii) the conversion factor was set at US$0.10, BAPEF XII would receive approximately 10,000,000 shares of Common Stock as of June 25, 2001. Assuming instead that BAPEF XII had converted the Series A Note as of February 28, 2002 such that interest had accrued until that date, BAPEF XII would receive approximately 10,681,354 shares of Common Stock.

         COMMON STOCK UNDERLYING THE SERIES B-1 NOTE. Pursuant to the discussion in Note 2, below, BAPEF XII beneficially owns, as of February 28, 2002, approximately 21, 652,516 shares of Common Stock that indirectly underlie the Series B-1 Note.

COMMON STOCK UNDERLYING THE SERIES B WARRANT AND SERIES B-1 WARRANT. Pursuant to the discussion in Note 3, below, BAPEF XII beneficially owns, as of February 28, 2002, approximately 10,250,000 shares of Common Stock that indirectly underlie the Series B Warrant and 10,736,785 shares of Common Stock that indirectly underlie the Series B-1 Warrant.

**Signatures:

         Pursuant to Instruction 4(b)(v) of Form 4, each of the undersigned agree that this Form 4 is jointly filed on behalf of each of them in the capacities set forth below.

BAPEF INVESTMENTS XII, LIMITED                        BARING ASIA PRIVATE EQUITY FUND LP4

By:        /s/ Mr. A. W. Guille                       By:            /s/ Mr. A. W. Guille
   ------------------------------------                  ------------------------------------------------
Name:      Mr. A. W. Guille                           Name:         Mr. A. W. Guille
Title:     Director                                   Title:   Director, Baring Asia (GP) Limited
                                                               As General Partner of BAPEF Advisers LP as
                                                               General Partner of the Baring Asia Private
                                                               Equity Fund LP4

BARING ASIA PRIVATE EQUITY FUND LP1                   BARING ASIA PRIVATE EQUITY FUND
                                                        CO-INVESTMENT LP

By:        /s/ Mr. A. W. Guille                       By:            /s/ Mr. A. W. Guille
   ------------------------------------                  ------------------------------------------------
Name:      Mr. A. W. Guille                           Name:         Mr. A. W. Guille
Title:   Director, Baring Asia (GP) Limited           Title:   Director, Baring Asia (GP) Limited
         As General Partner of BAPEF Advisers                  As General Partner of BAPEF Advisers LP as
         LP as General Partner of the Baring                   General Partner of the Baring Asia Private
         Asia Private Equity Fund LP1                          Equity Co-Investment LP

BARING ASIA PRIVATE EQUITY FUND LP2                   BAPEF ADVISERS LP

By:        /s/ Mr. A. W. Guille                       By:            /s/ Mr. A. W. Guille
   ------------------------------------                  ------------------------------------------------
Name:      Mr. A. W. Guille                           Name:         Mr. A. W. Guille
Title:   Director, Baring Asia (GP) Limited           Title:   Director, Baring Asia (GP) Limited
         as General Partner of BAPEF Advisers                  As General Partner of BAPEF Advisers LP
         LP as General Partner of the Baring
         Asia Private Equity Fund LP2

BARING ASIA PRIVATE EQUITY FUND LP3                   BARING ASIA (GP) LIMITED

By:        /s/ Mr. A. W. Guille                       By:            /s/ Mr. A. W. Guille
   ------------------------------------                  ------------------------------------------------
Name:      Mr. A. W. Guille                           Name:         Mr. A. W. Guille
Title:   Director, Baring Asia (GP) Limited           Title:        Director
         as General Partner of BAPEF Advisers
         LP as General Partner of the Baring
         Asia Private Equity Fund LP3